SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLUIDIGM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

34385P108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Nicholas Khadder

Senior Vice President, General Counsel, and Secretary

7000 Shoreline Court, Suite 100

South San Francisco, CA 94080

Telephone: (650) 266-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Attached as Exhibit 99.1 to this filing is the Notice of Annual Meeting of Stockholders and Definitive Proxy Statement filed by Fluidigm Corporation (the “Company”) on June 29, 2017 with the Securities and Exchange Commission, relating to the Annual Meeting of Stockholders of the Company to be held on August 1, 2017 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve amendments to the Company’s existing equity plans to permit a one-time voluntary stock option exchange program (the “Option Exchange Program”).

The Proxy Statement does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement has not commenced and will not commence unless stockholders approve the amendments to the Company’s existing equity plans to permit the Option Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. If the requisite stockholder approval is obtained and the Company determines to implement the Option Exchange Program, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program are urged to read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Company’s website at www.fluidigm.com or from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for the Annual Meeting of Stockholders scheduled for August 1, 2017 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 29, 2017.